Exhibit 1

TransAlta reports solid 1st quarter; credits increased production

CALGARY, Alberta (April 22, 2004) – TransAlta Corporation (TSX: TA; NYSE: TAC) today announced net earnings for first quarter 2004 of $47.2 million ($0.25 per common share), compared to 2003 first quarter net earnings of $48.7 million ($0.28 per share). First quarter earnings included lower operating, maintenance and administration expenses offset by lower prices and higher interest and depreciation.

Revenue during the quarter increased 10 per cent to $701.1 million from $639.5 million during the corresponding period in 2003. Production was up eight per cent to 14,070 gigawatt-hours (GWh) due primarily to incremental production at new power plants and increased production from Alberta coal-fired facilities.

“We’ve had a solid first quarter,” said Steve Snyder, TransAlta’s president and CEO. “However, we can’t lose sight of the fact that we expect this to be a challenging year due to weak power markets while we face high interest, depreciation and maintenance costs.”

“We will continue our focus on reducing costs and increasing productivity to ensure we’re in position to take advantage of improving market conditions when they exist.”

Results for the quarter included a $19.9 million pre-tax gain on TransAlta Power, L.P. warrants exercised during the period.  As a result of a U.S. regulatory decision, TransAlta recorded a further $22.9 million provision against outstanding receivables related to energy sales in California between Oct. 2000 and June 2001.

Cash generated from operating activities for the quarter was $177.3 million, compared to cash from operating activities of $161.2 million in first quarter 2003.  The year over year change reflects a reduction in working capital requirements.

TransAlta highlights

(In millions except per share amounts)	3 months ended March 31
	2004		2003
	Amount	Per share	Amount	Per share
Revenue*	$ 701.1		$ 639.5
Net earnings	$ 47.2	$ 0.25	$ 48.7	$ 0.28
Cash flow from operating activities	$ 177.3		$ 161.2
	2004		2003
Availability (%)	91.6		93.4
Production (GWh)	14,070		13,004
Electricity trading volumes (GWh)	18,063		23,288
Gas trading volumes (million GJ)	75.4		52.9

* In accordance with U.S. and Canadian GAAP, revenues from energy trading activities are now presented on a net basis with the exception of real-time physical trading which is presented on a gross basis.

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In first quarter 2004, TransAlta:

  Announced regulatory approval for the continuation of its normal course issuer bid program for the fifth consecutive year.

  Repaid net short- and long-term debt of $223 million.

TransAlta is among Canada's largest non-regulated power generation and wholesale marketing companies. We have coal-fired, gas-fired, hydro and renewable generation assets in Canada, the U.S., Mexico and Australia. With approximately 10,000 megawatts of capacity either in operation, under construction or in development, our focus is to efficiently operate our assets in order to provide our wholesale customers with a reliable, low-cost source of power.

This news release may contain forward-looking statements, including statements regarding the business and anticipated financial performance of TransAlta Corporation. These statements are subject to a number of risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements. Some of the factors that could cause such differences include legislative or regulatory developments, competition, global capital markets activity, changes in prevailing interest rates, currency exchange rates, inflation levels and general economic conditions in geographic areas where TransAlta Corporation operates.

For more information:

Media inquiries:

Investor inquiries:

Tim Richter

Daniel J. Pigeon

Senior Advisor,

Director, Investor Relations

Media & Government Relations

Phone:  1-800-387-3598 in Canada and U.S.

Phone:  (403) 267-7238

Phone:  (403) 267-2520    Fax (403) 267-2590

Pager: (403) 213-7041

E-mail:  investor_relations@transalta.com

Email:  media_relations@transalta.com